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                                                            EXHIBIT (a)(1)(viii)

                           Offer to Purchase for Cash
                                       by

                                ZALE CORPORATION
                                       of

                   Up to 6,400,000 Shares of its Common Stock
                  at a Purchase Price not greater than $48.00
                         nor less than $42.00 per share

 THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JULY 29, 2003, UNLESS THE TENDER OFFER
                                  IS EXTENDED.

To Our Stockholders:

     Zale Corporation recently announced its plans to conduct a modified "Dutch Auction" tender offer in which it would purchase for cash up to 6,400,000 shares of its common stock at a price not greater than $48.00 nor less than $42.00 per share. Zale has appointed us to act as Dealer Manager. Enclosed for your consideration are the Offer to Purchase dated July 1, 2003 and the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the tender offer. The description of the tender offer in this letter is only a summary and is qualified by all of the terms and conditions of the tender offer set forth in the Offer to Purchase and Letter of Transmittal.

     Zale will determine a single per share price that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. Zale will select the lowest purchase price that will allow it to purchase 6,400,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not greater than $48.00 nor less than $42.00 per share. All shares properly tendered at or below the purchase price and not properly withdrawn will be purchased at the purchase price selected by Zale, subject to proration provisions. All shares acquired in the tender offer will be acquired at the same purchase price. Zale reserves the right, in its sole discretion, to purchase more than 6,400,000 shares in the tender offer, subject to applicable law. Shares tendered at prices greater than the purchase price and shares not purchased because of proration provisions will be returned to the tendering stockholders at Zale's expense. See Section 1 and
Section 3 of the Offer to Purchase.

     If the number of shares properly tendered is less than or equal to 6,400,000 shares (or such greater number of shares as Zale may elect to purchase pursuant to the tender offer), Zale will, on the terms and subject to the conditions of the tender offer, purchase at the purchase price selected by Zale all shares so tendered.

     If at the expiration of the tender offer more than 6,400,000 shares (or any such greater number of shares as Zale may elect to purchase, not to exceed 2% of our outstanding shares (approximately 640,000 shares) and subject to applicable SEC rules) are properly tendered at or below the purchase price selected by Zale, Zale will buy shares first, from all holders of "odd lots" of less than 100 shares (not including any shares held in the 401(k) Plan) who properly tender all of their shares at or below the purchase price selected by Zale and do not properly withdraw them before the expiration date; second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by Zale (including participants in Zale's 401(k) Plan and stockholders who tendered subject to the condition that a specified minimum number of shares be purchased as described in Section 6 of the Offer to Purchase and whose condition was satisfied), on a pro rata basis; and third, only if necessary to permit Zale to purchase 6,400,000 shares (or such greater number of shares as Zale may elect to purchase, not to exceed 2% of our outstanding shares (approximately 640,000 shares) and subject to applicable SEC rules), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. See Section 1 and Section 6 of the Offer to Purchase.
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     THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING
TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7 OF THE OFFER TO PURCHASE.

     Zale's directors and executive officers have indicated that they do not intend to tender any shares in the tender offer. See Section 12 of the Offer to Purchase.

     Please note the following:

          1. You may tender your shares at prices not greater than $48.00 nor less than $42.00 per share, as indicated in the attached Letter of Transmittal, net to you in cash, without interest.

          2. You should consult with your broker or other financial or tax advisor of the possibility of designating the priority in which your shares will be purchased in the event of proration.

          3. The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to certain other considerations set forth in the Offer to Purchase. See Section 7 of the Offer to Purchase.

          4. The tender offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York City time, on Tuesday, July 29, 2003, unless Zale extends the tender offer.

          5. The tender offer is for 6,400,000 shares, constituting approximately 20% of our outstanding shares as of July 1, 2003.

          6. Tendering stockholders who are tendering shares held in their name or who tender their shares directly to the Depositary (as defined in the Offer to Purchase) will not be obligated to pay any brokerage commissions or fees to Zale or the Dealer Manager (as defined in the Offer to Purchase), solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on Zale's purchase of shares under the tender offer.

          7. If you wish to tender portions of your shares at different prices, you must complete and submit a separate Letter of Transmittal for each price at which you wish to tender such portion of your shares.

          8. If you are a stockholder owning beneficially or of record an aggregate of fewer than 100 shares (not including any shares held in Zale's 401(k) Plan) (an "Odd Lot Holder") and you tender your shares at or below the purchase price before the expiration of the tender offer and check the box captioned "Odd Lots" on the attached Letter of Transmittal, Zale will accept all such shares for purchase before proration, if any, on the purchase of other shares properly tendered at or below the purchase price and not properly withdrawn.

     YOUR PROMPT ACTION IS REQUESTED. PLEASE NOTE THAT THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JULY 29, 2003, UNLESS THE TENDER OFFER IS EXTENDED.

     If you wish to condition your tender upon the purchase of all shares tendered or upon Zale's purchase of a specified minimum number of the shares which you tender, you may elect to do so and thereby avoid possible proration of your tender. Zale's purchase of shares from all tenders which are so conditioned will be determined by random lot. To elect such a condition complete the box entitled "Conditional Tender" in the attached Letter of Transmittal.

     The tender offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares of common stock of Zale. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Zale residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

     On June 30, 2003, the last full day prior to the announcement of the commencement of the tender offer, the last reported sales price of Zale's shares on The New York Stock Exchange was $40.00 per share. Any stockholder whose shares are properly tendered directly to The Bank of New York, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs are applicable. If you own fewer than 100 shares, the tender offer is an opportunity for you to sell your shares without having to pay "odd lot" discounts.

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     If you have any questions regarding the tender offer or requests for assistance in tendering your shares, please contact Bear, Stearns & Co. Inc., the Dealer Manager for the tender offer, at (866) 897-6798 (toll-free) or Morrow & Co., Inc., the Information Agent for the tender offer, at (800) 607-0088 (toll-free).

                                         Very truly yours,

                                         Mary L. Forte
                                         President and Chief Executive Officer

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